EXHIBIT 99
                             BERKLEY RESOURCES INC.
                           400 - 455 Granville Street
                                 Vancouver, B.C.
                                     V6C 1T1
                     Tel: (604) 682-3701 Fax: (604) 682-3600

November 16, 2004                             Trading Symbols: BKS - TSX Venture
                                                          BRKDF.PK - OTC BB (US)

FIRST CLOSING OF PRIVATE PLACEMENTS

Berkley Resources Inc. (the "Company") announces that it has closed the first tranche of the brokered private placement of 724,000 flow-through units and the non-brokered private placement of 355,000 flow-through units (collectively, the "Flow-Through Offering") and the brokered private placement of 286,000 non flow-through units and the non-brokered private placement of 159,000 non flow-through units (collectively, the "Non Flow-Through Offering") all at a price of $1.00 per unit, as announced on October 13, 2004 and October 15, 2004. Each unit of the Flow-Through Offering consists of one flow-through share and one-half of a non-transferable share purchase warrant. Each whole warrant under the Flow-Through Offering will entitle the investor to purchase one additional non flow-through common share at an exercise price of $1.25 per share until November 10, 2005 and thereafter at $1.50 per share until November 10, 2006. Each unit of the Non-Flow-Through Offering consists of one non flow-through share and one-half of a non-transferable share purchase warrant. Each whole warrant under the Non Flow-Through Offering will entitle the investor to purchase one additional non flow-through share at a price of $1.10 until November 10, 2005 and thereafter at $1.25 until November 10, 2006.

The hold period for all securities issued under this private placement expires on March 10, 2005.

In connection with the brokered portion of the private placement, the Company paid commissions to Canaccord Capital (the "Agent") as follows: $67,650 as commissions for the brokered portion of the Flow-Through Offering and $28,600 as commissions for the brokered portion of the Non-Flow-Through Offering. The Company also issued 4,800 shares and 2,400 non-transferable warrants representing that portion of the Agent's commission payable in agent's units, 20,210 agent's warrants and 20,000 shares and 10,000 non-transferable warrants representing corporate finance fees. All warrants issued to the Agent are exercisable at $1.25 per share until November 10, 2005 and thereafter at $1.50 per share until November 10, 2006.

In connection with the non-brokered portion of the private placements, the Company also paid $21,000 in finder's fees to Golden Capital Securities Ltd.

On behalf of the Board of Directors
of Berkley Resources Inc.

"Matt Wayrynen"
Matt Wayrynen
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.